APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

American Public House
Income Statement - unaudited
For the periods ended 12-31-23

	Current Period
	31-Dec-23
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

American Public House, Inc.
Balance Sheet - unaudited
December 31, 2023

	Current Period
	12-31-2023
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	350.00
Bank Service Charges	-
Business Licenses and Permits	100.00
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	1,000.00
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	600.00
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	500.00
TOTAL OPERATING EXPENSES	2,550.00

OPERATING PROFIT (LOSS)   (2,550.00)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ (2,550.00)

American Public House
Statement of Cash Flow - unaudited
December 31, 2023

	Current Period
	12-31-2023
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	
CASH - ENDING	-

I, Dana H Atkins, certify that:

1. The financial statements of American Public House, Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of American Public House, Inc. has not been included in this Form as American Public House, Inc. was formed on 04/25/2023 and has not filed a tax return to date.

Signature   *Dana H Atkins*

Name: Dana H Atkins

Title: President & CEO